Primary Business Name: PURESTREAM, LLC   **BD Number: 306750**

BD - AMENDMENT

03/02/2021

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?
○ Yes ◉ No

Ownership Codes: NA - less than 5%	B - 10% but less than 25%	D - 50% but less than 75%
A - 5% but less than 10%	C - 25% but less than 50%	E - 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
Brown, Scott	I	FINOP / PFO / POO	12/2019	NA	N	N	6694802
DIAZ, ARMANDO ANTHONY	I	CHIEF EXECUTIVE OFFICER & CHIEF COMPLIANCE OFFICER	10/2019	NA	Y	N	2013893
HOOVER, SEAN CHRISTOPHER	I	CHIEF OPERATING OFFICER	10/2019	NA	Y	N	2618602
PURESTREAM TRADING TECHNOLOGIES INC.	DE	DIRECT OWNER	10/2019	E	Y	N	83-1731926
WAGLE, YOGESH SHARAD	I	CO-CHIEF OPERATING OFFICER AND CHIEF TECHNOLOGY OFFICER	10/2019	NA	Y	N	2852619